Mail Stop 3561

September 18, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Robert Köthner, Chief Accounting Officer
Daimler AG
Mercedesstrasse 137
Stuttgart, Germany 70327

      Re: **Daimler AG**
              Form 20-F for the year ended December 31, 2007
              Filed February 27, 2008
              File No. 001-14561

Dear Mr. Köthner:

We have reviewed your response letter dated August 14, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2007

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-10
Note 8. Income Taxes, page F-26

1.   We note from your response to our prior comment 3 that the company does not
        intend to extend disclosures in the notes to the consolidated financial statements
        in future filings as you believe you have included all disclosures with respect to
        income taxes required per IAS 12. Please note that under Item 8.A.7 of Form 20-
        F, additional disclosures may be required that include current and pending
        governmental proceedings, if significant. As originally requested, please tell us
        the amounts of income tax proposed by the IRS, the status of negotiations, and
        amounts you have accrued related to this matter, and if material, revise future
        filings accordingly.

Form 6-K filed April 29, 2008
Note 11. Related party relationships, page 24

2.   We note from your response to our prior comment number eight that you do not
        control AFCC as a result of significant veto and approval rights held by Ford
        under the terms of your shareholder agreement. Please describe for us in greater
        detail the nature of such rights which results in your investment to fail to meet the
        definition of a subsidiary and therefore, is not required to be accounted under IAS
        27. As part of your response, please include all significant terms and conditions
        of the shareholder agreement evaluated by management in determining the
        appropriate accounting treatment under IAS 31 rather than IAS 27.

3.   Further, notwithstanding the above, please explain us why you believe it is
        appropriate to account for AFCC as an equity method investee when it does not
        appear that Ford has acquired the 19.9% interest held by Ballard and currently
        only has a 30% interest in AFCC. We may have further comment upon receipt of
        your response.

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You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief